UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                          Instinet Group Incorporated
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   457750107
------------------------------------------------------------------------------
                                (CUSIP Number)

                              Nancy Gardner, Esq.
                                General Counsel
                              Reuters America LLC
                              Three Times Square
                           New York, New York 10036
                                (646) 223-4000

                                With a copy to:
                            William E. Curbow, Esq.
                        Simpson Thacher & Bartlett LLP
                              425 Lexington Ave.
                           New York, New York 10017
                                (212) 455-2000
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 22, 2005
------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

CUSIP No. 457750107                    13D                   Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Reuters Group PLC

     IRS IDENTIFICATION NO.: 055 73730 10533
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         210,651,527

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         210,651,527

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,651,527

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

                                                             Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Reuters C LLC

     IRS IDENTIFICATION NO.: 13-3443395
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         170,181,887

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         170,181,887

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     170,181,887

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO

________________________________________________________________________________

                                                             Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Reuters Group Overseas Holdings (UK) Limited

     IRS IDENTIFICATION NO.: 005 30050 25739

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         40,469,640

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         40,469,640

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,469,640

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

                                                             Page 5 of 12 Pages


Item 1.  Security and Issuer

          This Statement on Schedule 13D (this "Schedule 13D") relates to the common shares, par value $0.01 per share (the "Instinet Common Stock"), of Instinet Group Incorporated ("Instinet"). The principal executive offices of Instinet are located at 3 Times Square, 10th Floor, New York, NY 10036.

Item 2.  Identity and Background

          This Schedule 13D is being filed by a group consisting of Reuters Group PLC, a company organized under the laws of England and Wales ("Reuters"), Reuters C LLC, a Delaware limited liability company ("Reuters C"), and Reuters Group Overseas Holdings (UK) Limited, a company organized under the laws of England and Wales ("Reuters Overseas") (collectively, the "Reporting Persons"). Reuters C and Reuters Overseas are wholly-owned subsidiaries of Reuters. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Reuters (the "Reuters Directors and Officers"). Other than the Reuters Directors and Officers, there are no persons or corporations controlling or ultimately in control of Reuters. The principal place of business of Reuters and Reuters Overseas is located at 85 Fleet Street, London EC4P 4AJ, England. The principal place of business of Reuters C is Three Times Square, New York, NY 10036. The principal business of each Reporting Person is providing content, analytics, trading and collaboration tools tailored for professionals in the financial services, media and corporate markets, as well as providing news and information direct to the consumer.

          None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws. To the knowledge of Reuters, during the last five years, none of the Reuters Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          The shares of Instinet Common Stock being reported on this Schedule 13D were previously reported on a Schedule 13G. In view of the transactions described in Item 4 below, the ownership of the shares of Instinet Common Stock is no longer being reported on Schedule 13G.

Item 4.  Purpose of Transaction

          On April 22, 2005, Instinet entered into an Agreement and Plan of Merger (as it may be from time to time amended, the "Merger Agreement") with The Nasdaq Stock Market, Inc. ("Nasdaq"), providing for, among other things, a merger (the "Merger") of Norway Acquisition Corp. ("Merger Sub") with and into Instinet, pursuant to which all of the issued and outstanding shares of Instinet Common Stock (together with the associated Instinet rights and other than shares of Instinet Common Stock (a) held in treasury, (b) owned by Nasdaq, Instinet or any of their respective wholly owned subsidiaries, or (c) as to which dissenters' rights shall have been perfected) will be cancelled and converted into the right to receive an amount in cash as determined in accordance with the terms of the Merger Agreement, without interest.

          In connection with the Merger Agreement, at the specific request of Nasdaq and Instinet, and as an inducement to Nasdaq's willingness to enter into the Merger Agreement, Reuters C and Reuters Overseas (the "Support Parties") and, for limited purposes only, Reuters, entered into a Support Agreement with Nasdaq (the "Support Agreement").

          Pursuant to the Support Agreement, each of the Support Parties have agreed at every meeting of the stockholders of Instinet called, and at every postponement or adjournment thereof, to vote its shares of Instinet Common Stock or to cause its shares of Instinet Common Stock to be voted: (a) in favor of adoption of the Merger Agreement and (b) against (i) any proposal made in opposition to adoption of the Merger Agreement or in competition with the Merger or any other transaction contemplated by the Merger Agreement, (ii) any Acquisition Proposal (as defined below), and (iii) subject to the 2002 Stockholders Agreement (as defined in Item 6, below), any change in the management or board of directors of Instinet (other than in connection with the transactions contemplated by the Merger Agreement). These obligations of the Support Parties will be suspended and not apply if and during such time as the board of directors of Instinet (or any committee thereof) shall have publicly announced and not publicly withdrawn or rescinded any Change in the Company Board Recommendation (as defined below).

          "Acquisition Proposal" means any proposal or offer from any person (other than the Merger) with respect to (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Instinet (or any Instinet subsidiary (excluding Lynch, Jones & Ryan, Inc. ("LJR")) whose business constitutes 25% or more of the net revenues, net income or assets of Instinet and Instinet subsidiaries (excluding LJR), taken as a whole), (B) any direct or indirect purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 25% voting or economic interest in Instinet, or (C) any direct or indirect purchase of assets, securities or ownership interests representing an amount equal to or greater than 25% of the consolidated assets, net income or net revenues of Instinet and Instinet subsidiaries (excluding LJR) taken as a whole (including stock of Instinet subsidiaries (excluding LJR)). "Change in the Company Board Recommendation" by the Instinet board of directors or any committee thereof means the withdrawal, modification or qualification, or public proposal to withdraw, modify or qualify, in a manner adverse to Nasdaq, the approval of the Merger Agreement and the Merger or the Company Board Recommendation (defined below) or taking of any action or making of any statement in connection with the Instinet stockholders meeting following the effective date of the Merger Agreement inconsistent with such approval or Company Board Recommendation. "Company Board Recommendation" means the Instinet board's unanimous (a) determination that the Merger Agreement and the Merger are advisable, fair to and in the best interests of the Instinet stockholders; (b) approval and adoption of the Merger Agreement and the Merger; and (c) resolution to recommend that the Instinet stockholders approve and adopt the Merger Agreement and the Merger.

          Further, each of the Support Parties have agreed not to, directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise dispose of any of the shares of Instinet Common Stock owned by it, or any interest therein, or any other securities convertible into or exchangeable for Instinet Common Stock, or any voting rights with respect thereto or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement and the granting of any proxy), other than: (a) pursuant to the Merger, (b) with the prior written consent of Nasdaq, or (c) a transfer to Reuters, or any direct or indirect subsidiary of Reuters for so long as such subsidiary is directly or indirectly wholly-owned by Reuters (provided that, in the case of this clause (c), the transferee shall agree in writing to be bound by the terms of the Support Agreement to the same extent as the transferor and, further, provided that nothing herein shall relieve the transferor of any of its obligations under the Support Agreement).

          The Support Agreement automatically terminates upon the earliest of
(a) the termination of the Merger Agreement in accordance with its terms, (b) the effective time of the Merger, and (c) the effectiveness of any amendment, modification or supplement to, or waiver under, the Merger Agreement which amendment, modification, supplement or waiver is materially adverse, directly or indirectly, to the Support Parties or Reuters.

          Following the effective time of the Merger, it is contemplated that the Instinet Common Stock will cease to be listed on the NASDAQ Stock Market and the Instinet Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          The summaries of the Merger Agreement and the Support Agreement contained in this Item 4 are qualified in their entirety by reference to the Merger Agreement and the Support Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

          (a)-(b) The following table sets forth the aggregate number of shares of Instinet Common Stock and the percentage of outstanding shares of Instinet Common Stock beneficially owned by each Reporting Person as of April 28, 2005, based on 338,510,768 outstanding shares of Instinet Common Stock as of March 31, 2005, indicating the number of shares of Instinet Common Stock for which each Reporting Person has sole or shared power to direct the vote or the disposition of such shares. This does not include the 43,390,907 shares of Instinet Common Stock owned in the aggregate by the other parties to the 2002 Stockholder Agreement (as defined in Item 6, below). The Reporting Persons disclaim beneficial ownership of any of the Instinet Common Stock owned by the other parties to the 2002 Stockholders Agreement.

                        NUMBER OF      PERCENTAGE
    BENEFICIAL            SHARES           OF          SOLE VOTING      SHARED         SOLE            SHARED
     OWNERSHIP         BENEFICIALLY    OUTSTANDING        VOTING        VOTING      DISPOSITIVE      DISPOSITIVE
                          OWNED          SHARES           POWER         POWER          POWER            POWER
Reuters Group PLC*   210,651,527       62.2%           210,651,527   0              210,651,527      0

Reuters C LLC        170,181,887       50.3%           170,181,887   0              170,181,887      0

Reuters Group
Overseas Holdings
(UK) Limited         40,469,640        12.0%           40,469,640    0              40,469,640       0


* The 210,651,527 shares of Instinet Common Stock beneficially owned by Reuters include 170,181,887 shares of Instinet Common Stock beneficially owned by Reuters C and 40,469,640 shares of Instinet Common Stock beneficially owned by Reuters Overseas. Reuters C is wholly-owned by Reuters America Holdings Inc., which is wholly-owned by Reuters International Holdings S.a.r.l., which is wholly-owned by Reuters Overseas Holdings BV, which is 98.6% owned by Reuters Group Overseas Holdings (UK) Limited, which is wholly-owned by Reuters Limited, which is wholly-owned by Reuters Holdings Limited, which is 96.5% owned by Reuters Group PLC. Reuters Overseas is wholly-owned by Reuters Limited, which is wholly-owned by Reuters Holdings Limited, which is 96.5% owned by Reuters Group PLC.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

          On February 28, 2005, Reuters C and other subsidiaries of Reuters entered into an agreement to sell Bridge Trading to Instinet Group for US$21.5 million in Instinet Common Stock (the "Bridge Trading Agreement"), subject to adjustment for working capital and net capital. That transaction was completed at the end of March 2005. At the close of that transaction, Reuters C was issued 3,751,527 shares of Instinet Common Stock as consideration. In addition, any purchase price adjustment payable to the Reuters entities is expected to be paid in shares of Instinet Common Stock.

          Reuters and Instinet are parties to an Amended and Restated Corporate Agreement, entered into as of June 9, 2002 (the "2002 Corporate Agreement") providing for, among other things: (i) Reuters' rights to nominate directors to the Instinet board; (ii) consent rights by Reuters with respect to specified significant transactions so long as Reuters beneficially owns at least 35% but less than a majority of Instinet's voting stock; (iii) consent rights with respect to Instinet incurring more than US$400 million net indebtedness, other than in the ordinary course of its brokerage or similar businesses, so long as Reuters holds a majority of Instinet's outstanding voting stock; (iv) restrictions on Instinet's voluntarily taking any action reducing Reuters ownership to less than 51%; and (v) restrictions on Instinet becoming registered as a national securities exchange, without Reuters prior consent, if such registration would materially affect Reuters ability to exercise its voting and other rights related to its ownership of Instinet Common Stock, so long as Reuters beneficially owns more than 30% of Instinet's voting stock.

          In connection with Instinet Group's acquisition of Island ECN Inc. ("Island") in 2002, Reuters entered into a Stockholders Agreement, dated as of June 9, 2002, with Instinet and certain stockholders of Island (the "2002 Stockholders Agreement") requiring the parties to vote their Instinet Common Stock for directors that are designated in accordance with the provisions of the 2002 Stockholders Agreement. In addition, the 2002 Stockholders Agreement requires, under certain circumstances, the parties to vote their shares of Instinet Common Stock in favor of certain equity issuances by Instinet and imposes certain restrictions on sales of Instinet Common Stock by the parties.

          Reuters has consented to the Merger for purposes of the 2002 Corporate Agreement and the 2002 Stockholders Agreement.

          The summaries of the Bridge Trading Agreement, the 2002 Corporate Agreement and the 2002 Stockholders Agreement contained in this Item 6 are qualified in their entirety by reference to the Bridge Trading Agreement, the 2002 Corporate Agreement and the 2002 Stockholders Agreement, each of which is filed herewith as an exhibit and incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

Exhibit A         Joint Filing Agreement, dated April 28, 2005.

Exhibit B         Agreement and Plan of Merger, dated as of April 22, 2005,
                  by and among The Nasdaq Stock Market, Inc., Norway
                  Acquisition Corp. and Instinet Group Incorporated
                  (incorporated by reference from Exhibit 2.1 to Instinet's
                  Current Report on Form 8-K, filed April 25, 2005 (file number 000-32717)).

Exhibit C         Support Agreement, dated as of April 22, 2005, among The
                  NASDAQ Stock Market, Inc., Reuters C LLC, Reuters Group
                  Overseas Holdings (UK) Limited and, with respect to certain provisions only, Reuters Group PLC (incorporated by reference from Exhibit 10.1 to Instinet's Current Report on
                  Form 8-K, filed April 25, 2005 (file number 000-32717)).

Exhibit D         Bridge Trading Agreement, dated as of 28 February 2005,
                  among Instinet Group Incorporated, a corporation organized under the laws of the State of Delaware, Reuters C LLC, a limited liability company organized under the laws of the State of Delaware, and, solely for purposes of Section 3.25,
                  Section 5.8, Section 5.11 and Article IX hereof, Reuters
                  Limited, a corporation organized under the laws of England and Wales (incorporated by reference from Exhibit 10.27 to Instinet's Annual Report on Form 10-K, filed March 11, 2005
                  (file number 000-32717)).

Exhibit E         Amended and Restated Corporate Agreement, dated as of June
                  9, 2002, between Reuters Limited, a company organized under the laws of England and Wales, and Instinet Group
                  Incorporated, a Delaware corporation (incorporated by reference from Exhibit 10.1 to Instinet's Form S-4, filed
                  July 25, 2002 (file number 333-97071)).

Exhibit F         Stockholders Agreement, dated as of June 9, 2002, among
                  Instinet Group Incorporated, a Delaware corporation, Reuters
                  Limited, a company organized under the laws of England and Wales, Reuters C Corp., a Delaware corporation, Reuters
                  Holdings Switzerland SA, a company organized under the laws of Switzerland, and the other entities listed on Exhibit B thereto and, solely for purposes of paragraphs (a), (d), (e) and (f) of Section 2.1, Section 3.4 and Article IV thereof,
                  Edward Nicoll (incorporated by reference from Exhibit 10.3 to Instinet's Form S-4, filed July 25, 2002 (file number
                  333-97071)).

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2005


                                           REUTERS GROUP PLC


                                           By:  /s/ Rosemary Martin
                                               ----------------------------
                                               Name:  Rosemary Martin
                                               Title:  Company Secretary


                                           REUTERS C LLC


                                           By:  /s/ Stephen Lehman
                                               ----------------------------
                                               Name:  Stephen Lehman
                                               Title:  Authorized Signatory


                                           REUTERS GROUP OVERSEAS
                                             HOLDINGS (UK) LIMITED


                                           By:  /s/ Rosemary Martin
                                               ----------------------------
                                               Name:  Rosemary Martin
                                               Title:  Authorized Signatory

                                  SCHEDULE I

The names, business addresses, present principal occupations, and citizenship of the executive officers and directors of Reuters Group PLC are set forth below. If no address is given, the director's or executive officer's principal business address is 85 Fleet Street, London EC4P 4AJ, England. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Reuters Group PLC.

Name and Business Address   Principal Occupation                  Citizenship

Thomas H. Glocer            Chief Executive Officer, Director           UK

David Grigson               Chief Financial Officer, Director           UK

Devin Wenig                 President of Business Divisions,
                               Director                                 US

Rosemary Martin             General Counsel & Secretary                 US

Niall FitzGerald            Chairman of the Board of Directors        Ireland

Edward Kozel                Director                                    US

Penny Hughes                Director                                    UK

Lawton Fitt                 Director                                    US

Ken Olisa                   Director                                    UK

Richard Olver               Director                                    UK

Charles Sinclair            Director                                    UK

Ian Strachan                Director                                    UK

                                 EXHIBIT INDEX

Exhibit A         Joint Filing Agreement, dated April 28, 2005.

Exhibit B         Agreement and Plan of Merger, dated as of April 22, 2005,
                  by and among The Nasdaq Stock Market, Inc., Norway
                  Acquisition Corp. and Instinet Group Incorporated
                  (incorporated by reference from Exhibit 2.1 to Instinet's
                  Current Report on Form 8-K, filed April 25, 2005 (file number 000-32717)).

Exhibit C         Support Agreement, dated as of April 22, 2005, among The
                  NASDAQ Stock Market, Inc., Reuters C LLC, Reuters Group
                  Overseas Holdings (UK) Limited and, with respect to certain provisions only, Reuters Group PLC (incorporated by reference from Exhibit 10.1 to Instinet's Current Report on
                  Form 8-K, filed April 25, 2005 (file number 000-32717)).

Exhibit D         Bridge Trading Agreement, dated as of 28 February 2005,
                  among Instinet Group Incorporated, a corporation organized under the laws of the State of Delaware, Reuters C LLC, a limited liability company organized under the laws of the State of Delaware, and, solely for purposes of Section 3.25,
                  Section 5.8, Section 5.11 and Article IX hereof, Reuters
                  Limited, a corporation organized under the laws of England and Wales (incorporated by reference from Exhibit 10.27 to Instinet's Annual Report on Form 10-K, filed March 11, 2005
                  (file number 000-32717)).

Exhibit E         Amended and Restated Corporate Agreement, dated as of June
                  9, 2002, between Reuters Limited, a company organized under the laws of England and Wales, and Instinet Group
                  Incorporated, a Delaware corporation (incorporated by reference from Exhibit 10.1 to Instinet's Form S-4, filed
                  July 25, 2002 (file number 333-97071)).

Exhibit F         Stockholders Agreement, dated as of June 9, 2002, among
                  Instinet Group Incorporated, a Delaware corporation, Reuters
                  Limited, a company organized under the laws of England and Wales, Reuters C Corp., a Delaware corporation, Reuters
                  Holdings Switzerland SA, a company organized under the laws of Switzerland, and the other entities listed on Exhibit B thereto and, solely for purposes of paragraphs (a), (d), (e) and (f) of Section 2.1, Section 3.4 and Article IV thereof,
                  Edward Nicoll (incorporated by reference from Exhibit 10.3 to Instinet's Form S-4, filed July 25, 2002 (file number
                  333-97071)).

                                                                     Exhibit A


                            JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock of Instinet Group Incorporated and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

The undersigned further agrees that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 28th day of April, 2005.

                                           REUTERS GROUP PLC


                                           By:  /s/ Rosemary Martin
                                               ----------------------------
                                               Name:  Rosemary Martin
                                               Title:  Company Secretary


                                           REUTERS C LLC


                                           By:  /s/ Stephen Lehman
                                               ----------------------------
                                               Name:  Stephen Lehman
                                               Title:  Authorized Signatory


                                           REUTERS GROUP OVERSEAS
                                             HOLDINGS (UK) LIMITED


                                           By:  /s/ Rosemary Martin
                                               ----------------------------
                                               Name:  Rosemary Martin
                                               Title:  Authorized Signatory